MANAGEMENT’S DISCUSSION AND ANALYSIS

June 7, 2011

In this Management’s Discussion and Analysis (MD&A), “we”, “Nordion”, and “the Company” refer to Nordion Inc., formerly MDS Inc.  In this MD&A, we explain Nordion’s results of operations and cash flows for the three and six months ended April 30, 2011, and our financial position as of April 30, 2011.  This MD&A should be read in conjunction with our unaudited quarterly consolidated financial statements and related note disclosures for the same period. We also refer you to Nordion’s fiscal 2010 financial reports, which include our Annual Report, audited annual consolidated financial statements, MD&A, Form 40-F, and Annual Information Form (AIF). Each of these documents is available on Nordion’s website at www.nordion.com or at www.sedar.com and www.sec.gov.

Our MD&A is intended to enable readers to gain an understanding of Nordion’s current results of operations, cash flows and financial position. To do so, we provide information and analysis comparing our results of operations, cash flows and financial position for the current interim period with those of the preceding fiscal year. We also provide analysis and commentary that we believe will help investors assess Nordion’s future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on our current plans and expectations.  These forward-looking statements are affected by risks and uncertainties that are discussed in this document, as well as in our AIF, that could have a material impact on Nordion’s future prospects. We caution our readers that actual events and results may vary materially from those anticipated in these forward-looking statements.

We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Amounts are in thousands of United States (U.S.) dollars, except per share amounts and where otherwise noted.

Our business

Nordion is a global specialty health science company that provides market-leading products and services used for the prevention, diagnosis and treatment of disease. Our operations are organized into three business segments: Medical Isotopes, Targeted Therapies, and Sterilization Technologies, as well as certain corporate functions and activities reported as Corporate and Other.

Business Segment	Description
Medical Isotopes
The Medical Isotopes segment focuses on products used in the diagnosis and treatment of diseases, including cardiac and neurological conditions, and several types of cancer. According to the World Nuclear Association, over 10,000 hospitals worldwide use radioisotopes in medicine, and about 90% of the procedures are for diagnosis. We report our Medical Isotope revenues as either Reactor-based or Cyclotron-based.

We sell a breadth of isotopes which our customers incorporate into products that are used in these medical procedures. Governments in the U.S., Canada, Europe and elsewhere in the world have recognized the benefits of medical procedures that help provide for early diagnosis of disease and generally support reimbursement of these procedures, which in turn encourages use by physicians and patients.

Our sources of medical isotopes are nuclear reactors and cyclotrons. We purchase reactor-produced medical isotopes in an unfinished, non-purified form, and transport them to our facilities in Ottawa, Canada for further processing. Currently, our principal source of such isotopes is the Atomic Energy of Canada Limited (AECL) owned National Research Universal (NRU) reactor.

We purify isotopes using our proprietary manufacturing processes to meet the regulatory requirements for incorporating active pharmaceutical ingredients into radiopharmaceuticals that are used to diagnose and treat numerous serious disease states, such as heart disease and cancer.

Our primary product is the reactor-based molybdenum-99 (Mo-99).  Technetium-99 (Tc-99m), which is obtained from the decay of Mo-99, is the most common radioisotope used in diagnosis, utilized in approximately 80% of nuclear medical procedures worldwide.

We process and sell other reactor-based isotopes including xenon-133 (Xe-133) (used in lung scans), iodine-131 (I-131) (used to treat hyperthyroidism, thyroid cancer and non-Hodgkin’s lymphoma), and iodine-125 (I-125) (used to treat prostate cancer).

We manufacture and process cyclotron-produced isotopes such as iodine-123 (I-123), thallium-201 (Tl-201), and strontium-82 (Sr-82) at our facilities in Vancouver, Canada.

Targeted Therapies
Targeted Therapies products primarily focus on the treatment of various cancers by targeting the disease from within the body with a higher concentration of radiation directed to the tumor, thereby minimizing both damage to surrounding healthy tissue and unpleasant side effects for the patient. Leveraging our expertise and capabilities, we also sell services for radiopharmaceutical development and provide clinical and commercial manufacturing. We report our Targeted Therapies revenues as either TheraSphere® or Contract Manufacturing/Services.

Our main Targeted Therapies product is TheraSphere® which is used in the treatment of inoperable liver cancer. We also provide contract manufacturing services, including the production of two commercially available radiopharmaceuticals: Bexxar®, a radiotherapeutic, for non-Hodgkin’s lymphoma for GlaxoSmithKline, Inc. and CardioGen-82TM, a cardiovascular Positron Emission Tomography (PET) imaging agent, for Bracco Diagnostics, Inc. (part of Bracco Group).

Sterilization Technologies
Our Sterilization Technologies segment is focused on the prevention of disease through the sterilization of medical products and devices, as well as food and consumer products. This business segment includes the design, construction, and maintenance of commercial gamma sterilization systems. We report our Sterilization Technologies revenues as either Cobalt or Sterilization - Other.

We are the world's leading supplier of Cobalt-60 (Co-60), the isotope that produces the gamma radiation required to destroy harmful micro-organisms. Co-60 is used in gamma sterilization technologies for customers around the world. Approximately 40% of single use medical products produced worldwide are sterilized using gamma sterilization technologies.  These medical products include disposable medical devices and supplies such as surgeon's gloves, syringes, sutures, and catheters, as well as pharmaceuticals. Gamma sterilization is also used for disinfestations of fruits and vegetables to meet international quarantine regulations, to sterilize cosmetic products and to enhance the material properties of polymers.

We contract with power reactor sites in Canada and Russia to produce Co-60. We supply cobalt-59 (Co-59) targets to the reactor sites, which is converted to Co-60 in the reactor. The cobalt remains in the reactor until the desired level of Co-59 to Co-60 conversion has occurred (from 18 to 30 months in Canada and approximately 5 years in Russia). The Co-60 is then removed from the reactors (the reactors in Canada must be shutdown for this to occur), disassembled, and shipped to our facility where we process it into finished sources for sale to customers. When our customers purchase and install Co-60, they need to shut down their production irradiator operations while the Co-60 is being loaded into the irradiator.  Therefore, we coordinate this process closely with our customers to minimize disruption to their operations.

Drawing on our expertise and capabilities, we also market and sell related equipment and services such as commercial scale production irradiators.  Delivery or construction of this equipment is usually followed by an initial shipment of Co-60. A production irradiator is a warehouse-size unit that houses Co-60 and processes the products to be sterilized.

Recent business and corporate developments

Medical Isotopes

NRU Maintenance Shutdown

On May 15, 2011, our primary supplier of medical isotopes, AECL, began a planned maintenance shutdown of the NRU reactor at Chalk River, Ontario. This shutdown, which AECL has advised will last approximately 33 days, has resulted in an interruption in the supply of medical isotopes, primarily Mo-99.  The impact of the shutdown began May 26, 2011 and, assuming the NRU returns to service as planned on June 17, 2011, we expect to have material available for our customers beginning the week of June 20, 2011.

Molybdenum-99 from Russia’s Isotope

Although we received the first sample of Mo-99 in December 2010 from our Russian Federation partner, The Open Joint Stock Company "Isotope" (Isotope), the authorized subsidiary of Rosatom State Corporation, as discussed in our first quarter (Q1) of 2011 MD&A, we are not in a position to provide supply that is licensed for distribution to our customers during the shutdown of the NRU. We continue to work with Isotope to improve our supply chain reliability by bringing on line this important back up supply of Mo-99 for our customers. In addition to not receiving back-up supply from Isotope during the current NRU shutdown, we have reduced our overall forecast of Mo-99 supply quantities that we expect to receive from Isotope during the life of the current contract. We expect initial quantities to be at lower levels than previously forecast, and that the ramp up to full production levels will take longer than expected. In addition, we expect that Isotope will reach its full currently planned production capacity prior to 2016. While our current estimate of supply levels from Isotope is lower than previously estimated, we continue to believe that Isotope can be a significant component of our supply chain in the future. This change in estimate affected the fair value of our embedded derivatives as further discussed in the “Financial Results Analysis” section of this MD&A.

Targeted Therapies

CardioGen-82TM Manufacturing Interruption

In the second quarter (Q2) of 2011, our manufacturing of CardioGen-82TM generators, a Bracco Diagnostics Inc. product, was interrupted due to a manufacturing process change relating to component modifications with a third party supplier. As a result, we have not manufactured CardioGen-82TM generators since early Q2. We continue to work with Bracco to resolve the issue as soon as possible in order to resume manufacturing activities. We currently expect this issue will continue to impact our ability to manufacture CardioGen-82TM through Q3 2011 and into Q4 2011. We have partially mitigated the financial impact of this issue by the sale of bulk Sr-82, the isotope used in the manufacturing of CardioGen-82TM generators. Sales of Sr-82 are recorded as Cyclotron-based revenue in our Medical Isotopes segment.

TheraSphere® Phase II results

In March 2011, we announced results from the first multi-site, Phase II clinical trial to evaluate TheraSphere® for treatment of metastatic liver cancer. The trial evaluated a variety of factors, including safety and tumour response, in patients with liver metastases. The overall tumour response, including stable disease, was 90% in metastatic neuroendocrine tumours and 69% in all treatment groups.  Initial analysis of the trial data led the researchers to suggest that TheraSphere® is a safe, well-tolerated treatment for patients with liver metastases. The study, which ran from 2007 to 2011 and involved 151 patients, yielded remarkably consistent results across all the centres.

U.S. Food and Drug Administration (FDA) Approval to proceed with TheraSphere® Phase III Trials

TheraSphere® is currently authorized by the FDA for use under a humanitarian device exemption as a radiation treatment for primary liver cancer or hepatocellular carcinoma. In March 2011, the FDA approved our clinical trial applications for both primary liver cancer (approximately 400 patients at up to 40 sites around the world) and secondary liver cancer (approximately 350 patients at up to 30 sites around the world). These trials, with start-up activities planned for Q3 2011, will be significantly larger than any of the clinical trial activities that we have completed to date and will result in a significant increase in our level of R&D investment.

Sterilization Technologies

Shipment of Production Irradiator

In April 2011, we shipped a production irradiator to a customer in Europe for the sterilization of medical products. This unit represents the third production irradiator sale recorded in the past four quarters. Production irradiators generally help to stimulate increased demand for Co-60, a high margin product.  Our customers’ Co-60 inventories require continual replenishment as Co-60 decays at approximately 12% per year.

Corporate and Other

Divestiture of MDS Nordion S.A.

Due to the losses incurred in our Belgian operations, we made a decision in fiscal 2010 to restructure or exit this business. This decision aligns with our strategy to optimize our product lines by reducing complexity, managing costs and focusing on areas of our business that we believe can generate positive long-term returns.

On March 31, 2011, we completed the sale of MDS Nordion S.A. in Belgium to Best Medical Belgium Inc. (Best Medical) for nominal proceeds. Pursuant to the share purchase agreement (SPA) signed in February 2011, we left cash of $18.5 million (€13 million) as capital in the business. Best Medical acquired all of Nordion’s Belgian operations and the employees in Belgium, including related benefit and pension plans, with the exception of the TheraSphere® business. Best Medical also acquired the Belgian facilities, including current and future decommissioning and waste disposal requirements.

We recorded a total loss of $15.7 million on the sale of MDS Nordion S.A. in Q2 2011 including net working capital and inventory adjustments of $2.8 million and recognition of a non-cash unrealized foreign currency translation gain of $4.6 million as the sale represented a substantial liquidation of our Belgian operations. We have reclassified the financial results of the divested operations as “discontinued” in our current and comparative financial statements.
Returns to Shareholders

In January 2011, we re-initiated a normal course issuer bid (NCIB), which was authorized by the Toronto Stock Exchange (TSX) to purchase for cancellation up to 5,677,108 shares or 8% of our outstanding shares. As of April 30, 2011, we have repurchased a total of 2,838,554 million shares with an aggregate value of $32.7 million under this NCIB. We will continue to monitor and assess our cash requirements, liquidity and access to capital in determining the final amount we repurchase.

In January 2011, our Board of Directors declared a quarterly dividend at $0.10 per share, which we paid on April 1, 2011, to Nordion’s shareholders on record as of March 17, 2011.  Our initial quarterly dividend payment totaled $6.4 million.

Effective June 7, 2011, our Board of Directors declared a quarterly dividend at $0.10 per share, which we will pay on July 5, 2011 to Nordion’s shareholders on record as of June 17, 2011. We expect this quarterly dividend payment to total approximately $6.4 million.

New Credit Facility

On June 6, 2011, we entered into a $75.0 million senior revolving three year committed credit facility with the Toronto-Dominion Bank (TD) and a select group of other financial institutions. Under the new credit facility, we will be able to borrow both Canadian and U.S. dollars. By entering into our new credit facility, we will no longer have our cash held in account as security for letters of credit and letters of guarantee, which will then be available for operations. The primary purpose of the new credit facility is for general corporate purposes. For further details on this new credit facility, see the “Liquidity” section of this MD&A.

Appointment of New Directors

In March 2011, we announced the appointment of Janet Woodruff, formerly of BC Hydro, and Sean Murphy, formerly of Abbott Laboratories, to the Nordion Board of Directors.

Ms. Woodruff is an independent consultant who previously served as Vice-President and Special Advisor of BC Hydro and Interim President and Vice-President Corporate Services and Chief Financial Officer of the BC Transmission Corporation. Ms. Woodruff was also Chief Financial Officer and Vice-President Systems Development and Performance of Vancouver Coastal Health. She is a Chartered Accountant and an Institute of Corporate Directors accredited director.

Mr. Murphy served as Vice-President of Licensing and Business Development for Abbott Laboratories for 10 years, prior to his retirement in 2010. During Mr. Murphy's 30 years of service at Abbott, he also served as President of Perclose Inc., a company in the international vascular business that was acquired by Abbott.

Financial highlights

	Three months ended April 30		Six months ended April 30
(thousands of U.S. dollars, except per share amounts)	2011	2010	2011	2010
Revenues
Medical Isotopes
Reactor	$21,862	$3,574	$47,483	$6,506
Cyclotron	5,712	6,593	9,498	11,430
	27,574	10,167	56,981	17,936
Targeted Therapies
TheraSphere®	11,190	7,595	20,163	14,079
Contract services	4,169	6,010	12,001	13,135
	15,359	13,605	32,164	27,214
Sterilization Technologies
Cobalt	19,628	27,664	37,978	45,997
Sterilization - Other	5,697	328	6,097	1,310
	25,325	27,992	44,075	47,307
Consolidated segment revenues from continuing operations	$68,258	$51,764	$133,220	$92,457

Segment earnings (loss)
Medical Isotopes	$9,738	$(96)	$22,148	$(1,347)
Targeted Therapies	3,550	1,870	8,322	5,632
Sterilization Technologies	9,685	13,396	16,349	21,398
Corporate and Other	(7,797)	(37,314)	(8,991)	(49,602)
Total segment earnings (loss)	$15,176	$(22,144)	$37,828	$(23,919)

Depreciation and amortization	5,346	8,231	10,579	14,646
Gain on sale of investment	(1,691)	-	(1,691)	-
Restructuring charges, net	843	17,766	535	51,443
AECL arbitration and legal costs	2,973	1,122	6,579	1,509
Impairment of long-lived assets	-	1,371	-	1,371
Change in fair value of embedded derivatives	(701)	(1,580)	(19,316)	(3,304)
Consolidated operating income (loss) from continuing operations	$8,406	$(49,054)	$41,142	$(89,584)

Basic earnings (loss) per share from continuing operations	$0.11	$(0.48)	$0.49	$(0.80)

Cash and cash equivalents	$63,892	$133,577	$63,892	$133,577

Financial Results Analysis
In this section, we provide detailed information and analysis regarding our performance for the three and six months ended April 30, 2011 compared with the same periods in fiscal 2010.

Consolidated Financial Results

	Three months ended April 30				Six months ended April 30
(thousands of U.S. dollars)	2011	% of revenues	2010	% of revenues	2011	% of revenues	2010	% of revenues
Revenues	$68,258	100%	$51,764	100%	$133,220	100%	$92,457	100%
Costs and expenses
Direct cost of revenues	32,961	48%	25,485	49%	62,405	47%	45,741	49%
Selling, general and administration	17,230	25%	27,661	54%	32,192	24%	48,712	53%
Depreciation and amortization	5,346	8%	8,231	16%	10,579	8%	14,646	16%
Restructuring charges, net	843	1%	17,766	34%	535	-	51,443	56%
Change in fair value of embedded derivatives	(701)	(1%)	(1,580)	(3%)	(19,316)	(14%)	(3,304)	(4%)
Other expenses, net	4,173	6%	23,255	45%	5,683	4%	24,803	27%
Operating income (loss) from continuing operations	$8,406	13%	$(49,054)	(95%)	$41,142	31%	$(89,584)	(97%)

Interest expense	(547)	(1%)	(845)	(2%)	(1,547)	(1%)	(1,806)	(2%)
Interest income	2,792	4%	1,964	4%	5,269	4%	3,450	4%
Unrealized loss on equity	-	-	(523)	(1%)	(128)	-	(598)	(1%)
Income tax expense	(3,838)	(6%)	(519)	(1%)	(12,426)	(9%)	(994)	(1%)
Loss from discontinued operations, net of income taxes	(14,291)	(21%)	(40,794)	(79%)	(18,243)	(14%)	(143,086)	(155%)
Net (loss) income	$(7,478)	(11%)	$(89,771)	(173%)	$14,067	11%	$(232,618)	(252%)

Gross margin	52%	51%	53%	51%
Capital expenditures from continuing operations	$818	$2,093	$1,702	$3,945
Total assets	$514,217	$607,509	$514,217	$607,509

Revenues
Revenues of $68.3 million for the three months ended Q2 2011 increased by $16.5 million or 32% compared with the same period in fiscal 2010. Revenues of $133.2 million for the six months ended Q2 2011 increased by $40.8 million or 44% compared with the same period in fiscal 2010. Excluding the impact of foreign exchange, revenues for the three and six months ended Q2 2011 increased approximately 28% and 41% compared with the same periods in fiscal 2010, respectively.

The additional revenue was mainly from reactor-based isotopes due to the return to production of the NRU reactor in the fourth quarter of fiscal 2010.  The NRU reactor stopped producing isotopes in May 2009 and resumed its production in August 2010. We also experienced continued strong growth in revenues for our Targeted Therapies’ product, TheraSphere®, while revenues for Sterilization Technologies was down due to lower Co-60 shipments in year over year results.

See further detail analysis on revenues in the “Medical Isotopes”, “Targeted Therapies” and “Sterilization Technologies” sections of this MD&A.

Gross margin
Gross margins of 52% and 53% for the three and six months ended Q2 2011 were slightly higher by 1% and 2%, respectively, compared to the same periods in fiscal 2010. The increase in Mo-99 revenue, a higher gross margin product, positively impacted gross margins as a result of the NRU reactor returning to service. During the shutdown of the NRU reactor, we maintained a certain level of direct costs associated with our Medical Isotopes business, which negatively impacted gross margin in fiscal 2010. Additionally, TheraSphere® has a relatively fixed cost over certain volumes such that incremental revenue has a positive impact on gross margin percentage. These positive impacts on gross margin were largely offset by Sterilization Technologies as Co-60, a relatively higher margin product, volume was down due to timing of shipments, and we shipped a production irradiator, a relatively lower margin product.

See further detail analysis on gross margin in the “Medical Isotopes”, “Targeted Therapies” and “Sterilization Technologies” sections of this MD&A.

Costs and expenses

Selling, general and administration (SG&A)

SG&A expenses of $17.2 million and $32.2 million for the three and six months ended Q2 2011 decreased by $10.4 million and $16.5 million, respectively, compared to the same periods in fiscal 2010. The decreases were largely due to lower compensation cost resulting from workforce reductions, lower consulting and professional costs subsequent to the completion of our strategic repositioning, and lower costs associated with transition services. SG&A expenses were also positively impacted by a favorable insurance adjustment of $1.5 million in Q1 2011. Partially offsetting these decreases were Q2 2011 year-to-date costs of $6.6 million associated with the MAPLE arbitration proceedings and the unfavorable foreign exchange impact on the strengthening of the Canadian dollar relative to the U.S. dollar. The significant majority of our SG&A expenses are denominated in Canadian dollars.

Depreciation and amortization (D&A)

D&A expenses of $5.3 million and $10.6 million for the three and six months ended Q2 2011 decreased by $2.9 million and $4.1 million, respectively, compared to the same periods in fiscal 2010. The decreases were primarily due to corporate facility reductions subsequent to the completion of our strategic repositioning, including accelerated amortization of leasehold improvements recorded in 2010 related to the wind down of our former head office in Toronto, Canada.

Restructuring charges

The restructuring charges of $0.8 million and $0.5 million for the three and six months ended Q2 2011 primarily resulted from the extension of certain key corporate employees retained offset by a recovery on previously accrued severances. For the same periods in fiscal 2010, significant restructuring charges were recorded for the planned shutdown of the office space and workforce reduction relating to our corporate office move from Toronto, Canada to Ottawa, Canada.

We expect the remaining restructuring provision will be utilized in fiscal 2011, except for future rental payments which may extend over four years.

Change in fair value of embedded derivatives

We have Russian supply contracts for Co-60 and Mo-99 that are denominated in U.S. dollars. This creates embedded derivatives as our Canadian operation has Canadian dollars as its functional currency. At each period end, we mark-to-market any changes in the fair value of the embedded derivatives and record these increases and decreases as gains and losses within operating income (loss). The long-term Mo-99 supply agreement that we signed with our Russian partner Isotope in Q4 2010 has significantly increased our embedded derivative exposure.

For the three months ended Q2 2011, we recorded a gain of $0.7 million for the change in the fair value of the embedded derivatives compared to a gain of $1.6 million for the same period in fiscal 2010. A significant change in the U.S. to Canadian dollar exchange rate during Q2 2011, which alone would result in a significant gain of approximately $39 million on the change in fair value of embedded derivatives for the quarter, was largely offset by the impact of a significant decrease in the notional amounts for Russian Mo-99 supply contracts due to changes in estimate for the timeline as well as quantities available.

For the six months ended Q2 2011, we recorded a gain of $19.3 million for the change in the fair value of the embedded derivatives compared to a gain of $3.3 million for the same period in fiscal 2010. The significant change in the fair value gain was primarily driven by the increased exposure described above, and a large change in the U.S. to Canadian dollar exchange rate during Q1 2011 as compared to Q1 2010.

Other expenses, net

Other expenses, net, of $4.2 million and $5.7 million for the three and six months ended Q2 2011, respectively, primarily consisted of $1.0 million and $2.0 million in research and development (R&D) costs as well as $4.5 million and $5.7 million of foreign exchange losses, respectively, partially offset in Q2 2011 by a $1.7 million gain on the sale of an available for sale investment.

Other expenses, net, of $23.3 million and $24.8 million for the three and six months ended Q2 2010, respectively, was primarily a result of an approximately $27 million foreign currency revaluation of the $450 million of proceeds from the sale of MDS Analytical Technologies that were held in a Canadian dollar functional currency entity in U.S. dollars to fund the substantial issuer bid completed on March 29, 2010. This loss was partially offset by transition services income from the business sold in fiscal 2010.

Interest income, net

Net interest income for the three and six months ended Q2 2011 were $2.2 million and $3.7 million, respectively, compared to $1.1 million and $1.6 million for the same periods in fiscal 2010. The increase was primarily due to the interest accretion on our note receivable from Celerion Inc. received from the sale of MDS Pharma Services Early Stage business in Q2 2010.

Income tax expense

Tax expenses for the three and six months ended Q2 2011 was $3.8 million and $12.4 million on pre-tax income from continuing operations of $10.7 million and $44.7 million, respectively. With an estimated tax rate of 28.7%, we expected tax expense of $3.1 million and $12.8 million for the three and six months ended April 30, 2011.  However, discrete adjustments at different tax rates related to the change in fair value of embedded derivatives and a release of valuation allowance on future tax assets related to foreign accrual property losses, and other discrete adjustments resulted in an effective rate of 36.0% and 27.8% for the three and six months ended April 30, 2011, respectively.

Loss from discontinued operations, net of income taxes

Losses from discontinued operations of $14.3 million and $18.2 million for the three and six months ended Q2 2010, respectively, were primarily a result of the sale of MDS Nordion S.A. completed in Q2 2011. Losses from discontinued operations of $40.8 million and $143.1 million for the three and six months ended Q2 2010, respectively, were primarily driven by the substantial completion of our strategic repositioning including the sales of MDS Pharma Services Early Stage and MDS Analytical Technologies during fiscal 2010.

Medical Isotopes

	Three months ended April 30				Six months ended April 30
(thousands of U.S. dollars)	2011	% of revenues	2010	% of revenues	2011	% of revenues	2010	% of revenues
Revenues
Reactor	$21,862	79%	$3,574	35%	$47,483	83%	$6,506	36%
Cyclotron	5,712	21%	6,593	65%	9,498	17%	11,430	64%
	27,574	100%	10,167	100%	56,981	100%	17,936	100%
Costs and expenses
Direct cost of revenues	14,167	52%	6,710	66%	27,340	48%	12,553	70%
Selling, general and administration(a)	3,570	13%	3,592	35%	7,250	13%	6,838	38%
Other expenses (income), net	99	-	(39)	-	243	-	(108)	(1%)
Segment earnings (loss)	$9,738	35%	$(96)	(1%)	$22,148	39%	$(1,347)	(7%)
(a)  Excludes AECL arbitration and legal costs of $3.0 million (2010 - $1.1 million) and $6.6 million (2010 - $1.5 million) for the three and six months ended April 30, 2011, which are not included in the calculation of segment earnings.

Revenues
Revenues of $27.6 million for the three months ended Q2 2011 increased by $17.4 million or 171% compared to the same period in fiscal 2010. For the six months ended Q2 2011, revenues of $57.0 million increased by $39.0 million or 218% compared with the same period in fiscal 2010. The majority of Medical Isotopes revenues are currently denominated in U.S. dollars and, therefore, foreign exchange had a nominal impact on the revenue growth.

Reactor-based products accounted for 79% of Q2 2011 Medical Isotopes revenue, while cyclotron-based products accounted for 21%.

Reactor-based product revenues increased significantly for the three and six months ended Q2 2011, compared to the same periods in fiscal 2010. The increase was primarily due to the return to service of the NRU reactor, which went out of service in May 2009 and did not resume production of medical isotopes until August 2010. While we had secured back-up supply for some of the NRU reactor produced isotopes (I-125, I-131, Xe-133), which helped to partially offset the negative impact of the reactor outage, no back-up supply was available for Mo-99, our largest revenue contributor.

Cyclotron product revenues were lower by 13% and 17% for the three and six months ended Q2 2011, respectively, compared to the same periods in fiscal 2010, driven mainly by a decrease in demand for Tl-201, which is used as a substitute for Mo-99 due to shortages resulting from the NRU reactor shutdown in fiscal 2010. Since the return to service of the NRU reactor and High Flux Reactor (HFR) in Petten, Netherlands, we have seen the demand for Tl-201 return to normal levels. The unfavorable effect of Tl-201 was partially offset by revenue from the sale of bulk Sr-82, the isotope used in the production of CardioGen-82TM generators.

Gross margin
Gross margin for our Medical Isotopes segment of 48% and 52% for the three and six months ended Q2 2011, respectively, were significantly higher than 34% and 30% for the same periods in fiscal 2010, primarily due to the increase in revenue from Mo-99, a relatively higher gross margin product. In addition, gross margins in fiscal 2010 were negatively impacted by the higher cost of sourcing reactor-based isotopes during the NRU reactor shutdown and the fixed direct costs that we maintained during the NRU shutdown.

Selling, general and administration (SG&A)
SG&A expenses for our Medical Isotopes segment of $3.6 million and $7.3 million for the three and six months ended Q2 2011, respectively, remained relatively flat compared to $3.6 million and $6.8 million for the same periods in fiscal 2010. There was an unfavorable foreign exchange impact on the strengthening of the Canadian dollar relative to the U.S. dollar. A significant majority of our SG&A expenses are denominated in Canadian dollars.

Other expenses (income), net
Other expenses, net are primarily foreign exchange revaluation gains and losses for the three and six months ended Q2 2011 and 2010.

Targeted Therapies

	Three months ended April 30				Six months ended April 30
(thousands of U.S. dollars)	2011	% of revenues	2010	% of revenues	2011	% of revenues	2010	% of revenues
Revenues
TheraSphere®	$11,190	73%	$7,595	56%	$20,163	63%	$14,079	52%
Contract services	4,169	27%	6,010	44%	12,001	37%	13,135	48%
	15,359	100%	13,605	100%	32,164	100%	27,214	100%
Costs and expenses
Direct cost of revenues	6,881	45%	7,773	57%	14,495	45%	14,005	52%
Selling, general and administration(a)	3,949	26%	3,102	23%	7,273	23%	5,829	21%
Other expenses, net	979	6%	860	6%	2,074	6%	1,748	6%
Segment earnings	$3,550	23%	$1,870	14%	$8,322	26%	$5,632	21%

Revenues
Revenues of $15.4 million for the three months ended Q2 2011 increased by $1.8 million or 13% compared to the same period in fiscal 2010. For the six months ended Q2 2011, revenues of $32.2 million increased by $5.0 million or 18% compared to the same period in fiscal 2010.

The increase was primarily due to the continued strong performance of TheraSphere® which grew by 47% and 43% for the three and six months ended Q2 2011 compared to the same periods in fiscal 2010. Revenues from our Contract Services declined by 31% and 9% for the three and six months ended Q2 2011 compared to the same periods in fiscal 2010 as CardioGen-82TM, which had experienced significant growth in Q1 2011, contributed only a nominal volume in Q2 2011 due to a manufacturing interruption because of a process change relating to component modifications with a third party supplier. The negative effect of this impact is somewhat mitigated by the sale of bulk Sr-82, the isotope used in the production of CardioGen-82 generators. The Sr-82 revenue is reported in the Medical Isotope segment.  Because the majority of our Targeted Therapies revenues are denominated in U.S. dollars, the impact of foreign exchange on revenues was not significant.

Gross margin
Gross margin for our Targeted Therapies segment of 55% for the three and six months ended Q2 2011 was higher than 43% and 48% for the same periods in fiscal 2010, respectively, primarily due to the growth in TheraSphere® revenues. TheraSphere® has a relatively fixed cost over certain volumes such that incremental revenue has a positive impact on gross margin. Gross margin in Q2 2011 was negatively impacted by the manufacturing interruption of CardioGen-82TM described above. In addition, gross margin in Q2 2011 was further impacted by the foreign exchange due to the strengthening of the Canadian dollar relative to the U.S. dollar, as costs are primarily Canadian dollar based.

Selling, general and administration (SG&A)
SG&A expenses of $3.9 million and $7.3 million for the three and six months ended Q2 2011 increased by $0.8 million and $1.4 million, respectively, compared to the same periods in fiscal 2010. The increase was primarily driven by higher TheraSphere® sales compensation and consulting spending. There was an unfavorable foreign exchange impact on the strengthening of the Canadian dollar relative to the U.S. dollar. A significant majority of our SG&A expenses are denominated in Canadian dollars.

Other expenses, net
R&D expenses were slightly up by $0.1 million and $0.2 million for the three and six months ended Q2 2011, respectively, compared to the same periods in fiscal 2010 due to increased spending in preparation for our TheraSphere® clinical programs and the impact of foreign exchange.

Sterilization Technologies

	Three months ended April 30				Six months ended April 30
(thousands of U.S. dollars)	2011	% of revenues	2010	% of revenues	2011	% of revenues	2010	% of revenues
Revenues
Cobalt	$19,628	78%	$27,664	99%	$37,978	86%	$45,997	97%
Sterilization - Other	5,697	22%	328	1%	6,097	14%	1,310	3%
	25,325	100%	27,992	100%	44,075	100%	47,307	100%
Costs and expenses
Direct cost of revenues	11,913	47%	11,002	39%	20,570	47%	19,183	41%
Selling, general and administration	3,597	14%	3,633	13%	6,843	15%	6,838	14%
Other expenses (income), net(a)	130	1%	(39)	-	313	1%	(112)	-
Segment earnings	$9,685	38%	$13,396	48%	$16,349	37%	$21,398	45%
(a)    Excludes gain on investment of $1.7 million for the three and six months ended April 30, 2011, which are not included in the calculation of segment earnings.

Revenues
Revenues of $25.3 million for the three months ended Q2 2011 decreased by $2.7 million or 10% compared to the same period in fiscal 2010. For the six months ended Q2 2011, revenues of $44.1 million decreased by $3.2 million or 7%, compared to the same period in fiscal 2010.

Excluding the impact of foreign exchange, revenues decreased by 15% and 12% for the three and six months ended Q2 2011, respectively. The majority of revenue for Sterilization Technologies is in Canadian dollars so the strengthening Canadian dollar compared to the U.S. dollar partially offset the product revenue decline. The decline in Sterilization Technologies revenue were primarily driven by a 32% decrease in volumes shipped for Co-60 year over year, due mainly to the timing of our shipments to customers, and were partially offset by a shipment of a production irradiator in April 2011.

In fiscal 2011, as in prior years, the quarterly profile of revenues for Sterilization Technologies can vary significantly due to the timing of the receipt of Co-60 from our suppliers and shipments to customers, as well as the sales of production irradiators.

Gross margin
Gross margin for our Sterilization Technologies segment of 53% for the three and six months ended Q2 2011 was lower compared to 61% and 59% for the same periods in fiscal 2010, respectively. The decrease was primarily driven by fluctuations in the level of Co-60 revenues, which have a higher margin relative to production irradiators, and lower volume coverage of the fixed cost component of Co-60 production.

Selling, general and administration (SG&A)
SG&A expenses for our Sterilization Technologies segment of $3.6 million and $6.8 million for the three and six months ended Q2 2011, respectively, remained relatively flat compared to the same periods in fiscal 2010. There was an unfavorable foreign exchange impact on the strengthening of the Canadian dollar relative to the U.S. dollar. A significant majority of our SG&A expenses are denominated in Canadian dollars.

Other expenses (income), net
Other income, net are primarily foreign exchange revaluation gains and losses for the three and six months ended Q2 2011 and 2010.

Corporate and Other

	Three months ended April 30		Six months ended April 30
(thousands of U.S. dollars)	2011	2010	2011	2010
Costs and expenses
Selling, general and administration	$3,141	$16,212	$4,247	$27,698
Other expenses, net(a)	4,656	21,102	4,744	21,904
Segment loss	$(7,797)	$(37,314)	$(8,991)	$(49,602)
(a)     Excludes impairment of long-lived assets of $nil (2010 - $1.4 million) and $nil (2010 - $1.4 million) for the three and six months ended April 30, 2011, which are not included in the calculation of segment earnings.

Selling, general and administration (SG&A)
We incurred Corporate SG&A expenses of $3.1 million and $4.2 million for the three and six months ended Q2 2011, which decreased by $13.1 million and $23.5 million, respectively, compared to the same periods in fiscal 2010. The decrease was primarily due to lower compensation cost from workforce reductions, lower consulting and professional costs subsequent to the completion of our strategic repositioning, and lower costs associated with transition services, which were substantially completed in fiscal 2010. SG&A expenses were also positively impacted in Q1 2011 by a $1.5 million insurance adjustment.

Other expenses, net
Other expenses, net decreased by $16.5 million and $17.2 million for the three and six months ended Q2 2011, respectively, compared to the same periods in fiscal 2010. Significantly larger Other expenses, net in fiscal 2010 were primarily a result of the revaluation of the
$450 million of proceeds from the sale of MDS Analytical Technologies that were held in a Canadian dollar functional currency entity in U.S. dollars to fund the substantial issuer bid completed on March 29, 2010. The decrease in expenses was partially offset by lower TSA income in Q2 2011. Other expenses, net of $4.7 million for Q2 2011 included a foreign exchange loss of $4.2 million primarily related to cash held in a Canadian dollar functional currency entity in U.S. dollars.

Divestitures and discontinued operations

	Three months ended April 30		Six months ended April 30
(thousands of U.S. dollars)	2011	2010	2011	2010
Loss from discontinued operations, net of income taxes	$(14,291)	$(40,794)	$(18,243)	$(143,086)

We recorded a loss from discontinued operations, net of income taxes, of $14.3 million and $18.2 million for the three and six months ended Q2 2011, respectively, which primarily includes the impact of the sale of MDS Nordion S.A. and certain tax adjustments and settlements relating to our discontinued operations of MDS Pharma Services and MDS Analytical Technologies.

For the three and six months ended Q2 2010, our loss from discontinued operations, net of income taxes, of $40.8 million and $143.1 million, respectively, included the results of operations for MDS Pharma Services and MDS Analytical Technologies as well as our divestiture activities during the period.

Sale of MDS Nordion S.A.

On March 31, 2011, we completed the sale of MDS Nordion S.A. in Belgium to Best Medical Belgium Inc. (Best Medical) for a nominal amount. Pursuant to the share purchase agreement (SPA) we signed in February 2011, we left cash of $18.5 million (€13 million) as a capital in the business. Best Medical acquired all of Nordion’s Belgian operations and the employees in Belgium, including related benefit and pension plans, with the exception of the TheraSphere® business. Best Medical also acquired the Belgian facilities, including current and future decommissioning and waste disposal requirements.

We recorded a total loss of $15.7 million on sale of MDS Nordion S.A. in the second quarter of fiscal 2011 including net working capital and inventory adjustments of $2.8 million, which further reduced the sale price, and recognition of a non-cash unrealized foreign currency translation gain of $4.6 million as the sale represented a substantial liquidation of the Company’s Belgian operations.

The decision to exit our Belgian operations is aligned with our strategy to optimize our product lines by reducing complexity, managing costs and focusing on areas of our business that we believe can generate positive long-term returns.

Quarterly Financial Information
In this section, we provide a summary of selected financial information for each of the eight most recently completed quarters.

(thousands of U.S. dollars, except per share amounts)	Trailing four quarters	April 30 2011	January 31 2011	October 31 2010	July 31 2010
Revenues from continuing operations
Reactor	$73,784	$21,862	$25,621	$23,102	$3,199
Cyclotron	22,855	5,712	3,786	4,665	8,692
Medical Isotopes	96,639	27,574	29,407	27,767	11,891
TheraSphere®	35,124	11,190	8,973	7,648	7,313
Contract manufacturing/services	30,644	4,169	7,832	11,084	7,559
Targeted Therapies	65,768	15,359	16,805	18,732	14,872
Cobalt	84,780	19,628	18,350	29,172	17,630
Sterilization-other	15,544	5,697	400	5,938	3,509
Sterilization Technologies	100,324	25,325	18,750	35,110	21,139
	$262,731	$68,258	$64,962	$81,609	$47,902
Segment earnings (loss)
Medical Isotopes	32,937	9,738	12,410	9,668	1,121
Targeted Therapies	15,744	3,550	4,772	4,304	3,118
Sterilization Technologies	42,405	9,685	6,664	18,277	7,779
Corporate and Other	(25,498)	(7,797)	(1,194)	(9,538)	(6,969)
	$65,588	$15,176	$22,652	$22,711	$5,049

Income (loss) from continuing operations	$38,025	$6,813	$25,496	$14,417	$(8,701)
(Loss) income from discontinued operations, net of income taxes	(23,350)	(14,291)	(3,951)	1,255	(6,363)
Net income (loss)	$14,675	$(7,478)	$21,545	$15,672	$(15,064)
Basic and diluted earnings (loss) per share
- from continuing operations	$0.58	$0.11	$0.38	$0.22	$(0.13)
- from discontinued operations	(0.36)	(0.22)	(0.06)	0.02	(0.10)
Basic and diluted earnings (loss) per share	$0.22	$(0.11)	$0.32	$0.24	$(0.23)

(thousands of U.S. dollars, except per share amounts)	Trailing four quarters	April 30 2010	January 31 2010	October 31 2009	July 31 2009
Revenues from continuing operations
Reactor	$21,739	$3,574	$2,932	$2,835	$12,398
Cyclotron	22,485	6,593	4,837	5,003	6,052
Medical Isotopes	44,224	10,167	7,769	7,838	18,450
TheraSphere®	25,646	7,595	6,484	5,641	5,926
Contract manufacturing/services	24,878	6,010	7,125	8,155	3,588
Targeted Therapies	50,524	13,605	13,609	13,796	9,514
Cobalt	84,533	27,664	18,333	23,326	15,210
Sterilization-other	3,329	328	982	1,180	839
Sterilization Technologies	87,862	27,992	19,315	24,506	16,049
	$182,610	$51,764	$40,693	$46,140	$44,013
Segment (loss) earnings
Medical Isotopes	3,040	(96)	(1,251)	(976)	5,363
Targeted Therapies	11,054	1,870	3,762	4,080	1,342
Sterilization Technologies	39,001	13,396	8,002	12,314	5,289
Corporate and Other	(70,856)	(37,314)	(12,288)	(7,809)	(13,445)
	$(17,761)	$(22,144)	$(1,775)	$7,609	$(1,451)

(Loss) income from continuing operations	$(94,111)	$(48,977)	$(40,555)	$(16,217)	$11,638
Loss from discontinued operations, net of income taxes	(258,453)	(40,794)	(102,292)	(42,441)	(72,926)
Net loss	$(352,564)	$(89,771)	$(142,847)	$(58,658)	$(61,288)
Basic and diluted (loss) earnings per share
- from continuing operations	$(0.85)	$(0.48)	$(0.34)	$(0.13)	$0.10
- from discontinued operations	(2.21)	(0.40)	(0.85)	(0.35)	(0.61)
Basic and diluted loss per share	$(3.06)	$(0.88)	$(1.19)	$(0.48)	$(0.51)

Sequential Financial Analysis

Revenues from continuing operations

Medical Isotopes

Reactor-based revenues of $21.9 million in Q2 2011 decreased by $3.8 million or 15% compared with Q1 2011 due mainly to Mo-99 volume and price differences resulting from normal quarter-to-quarter variation in customer mix.

In Q2 2011, Cyclotron-based revenues were higher due to increased sales of bulk Sr-82 driven by the interruption of our manufacturing of CardioGen-82TM, which otherwise would have utilized the supply of Sr-82. The increase in sales of bulk Sr-82 partially mitigates the financial impact of CardioGen-82TM manufacturing issue in Targeted Therapies.

Medical Isotopes results have been impacted by the return to service of the NRU reactor, which went out of service in May 2009 (Q3 2009) and did not resume production of medical isotopes until August 2010 (Q4 2010). While the NRU was down in 2009 and 2010, Cyclotron revenues were higher driven mainly by an increase in demand for Tl-201, which is used as a substitute for the reactor-based Mo-99.  Since the return to service of the NRU reactor and High Flux Reactor (HFR) in Petten, Netherlands, we have seen the demand for Tl-201 return to normal levels.

Targeted Therapies

Targeted Therapies revenues of $15.4 million in Q2 2011 decreased by $1.5 million or 9% compared to Q1 2011. This is due mainly to the interruption of our manufacturing of CardioGen-82TM generators as discussed in the “Recent business and corporate developments” section of this MD&A. This decrease was partially offset by continued strong growth in sales of TheraSphere®.

Targeted Therapies results have generally reflected the trend of continued strong growth for our TheraSphere® product, as well as growth in our most significant Contract Services product, CardioGen-82TM.

Sterilization Technologies

Sterilization Technologies revenues of $25.3 million in Q2 2011 increased by $6.6 million or 35% compared to Q1 2011. This was primarily due to the sale of a production irradiator. Co-60 volume in Q2 2011 was relatively flat compared to Q1 2011.

The quarterly profile of revenues for Sterilization Technologies can vary significantly due to the timing of the receipt of Co-60 from our suppliers and our shipments to customers, as well as the sales of production irradiators.

Segment earnings (loss)

Medical Isotopes

Medical Isotopes segment earnings of $9.7 million in Q2 2011 decreased by $2.7 million or 22% compared to Q1 2011.  This is primarily due to lower volume of Mo-99 as well as relatively lower pricing.

Quarter-to-quarter Medical Isotopes segment earnings have been impacted by the costs of maintaining our infrastructure related to reactor-based isotope production while the NRU was down in 2009 and 2010.  Generally, our reactor-based products have higher gross margins than the cyclotron-based products.

Targeted Therapies

Targeted Therapies segment earnings of $3.6 million in Q2 2011 decreased by $1.2 million or 26% compared to Q1 2011. The decrease in earnings is primarily due to lower sales of CardioGen-82TM as a result of the interruption in its manufacturing as discussed above. This negative impact was largely offset by an increase in TheraSphere® earnings for its higher sales volumes with a positive impact on gross margins.

Quarter-to-quarter Targeted Therapies segment earnings are impacted by the mix of TheraSphere® and Contract Services as TheraSphere® generally has a higher gross margin than our Contract Services.

Sterilization Technologies

Sterilization Technologies segment earnings of $9.7 million in Q2 2011 increased by $3.0 million or 45% compared to Q1 2011. This is primarily due to shipment of a production irradiator in April 2011.

Quarter-to-quarter Sterilization Technologies segment earnings are impacted by the mix of Cobalt, a high gross margin product, with Sterilization – Other, which includes our shipments of production irradiators.  The irradiators, while important to future growth in Cobalt sales, are a relatively lower margin product than Cobalt.

Corporate and Other

Corporate and Other segment loss of $7.8 million in Q2 2011 increased by $6.6 million compared to Q1 2011. SG&A expenses increased $2.0 million due to insurance claim adjustments, additional professional services engaged related to the sale of Fleurus, partially offset by a favourable Ontario Retail Sales Tax (ORST) audit settlement. In addition, there was a $1.5 million favorable insurance adjustment in Q1 2011. Other expenses increased $4.6 million mainly due to foreign exchange losses.

Quarter-to-quarter Corporate and Other segment results have been impacted by our strategic repositioning, which is now substantially complete, and our continued focus on achieving an optimal level of corporate G&A spend.

Other items that have affected the quarter-to-quarter comparability of the income (loss) from continuing operations include:

Embedded derivative gains and losses:

Results for the quarters beginning in fiscal 2011 reflect after-tax embedded derivative gains and losses that are significantly higher than previous quarters due to the increased U.S. to Canadian dollar exchange rate exposure from Russian supply contracts for Mo-99 entered into in Q4 2010.
•
Q2 2011: $0.7 million gain comprised of a $39.0 million gain related to currency movement in the quarter offset by a $38.3 million loss related to a reduction in the notional amount of product expected over the life of the contracts.

•	Q1 2011: $13.8 million gain
•	Q4 2010: $8.5 million gain

After-tax restructuring charges related to the strategic repositioning:

•	Q4 2010: $2.0 million
•	Q3 2010: $6.0 million
•	Q2 2010: $14.0 million
•	Q1 2010: $23.0 million
•	Q4 2009: $8.0 million

Share buybacks:

Earnings per share amounts were impacted by the number of Common shares repurchased and cancelled under the substantial issuer bid during Q2 2010, and the normal course issuer bid during Q2 2011.

Liquidity and capital resources

Cash flows
We have summarized our cash flows from operating, investing and financing activities, as reflected in our consolidated statements of cash flows, in the following table:

	Three months ended April 30		Six months ended April 30
(thousands of U.S. dollars)	2011	2010	2011	2010
Cash provided by (used in) continuing operating activities	$15,855	$(78,557)	$5,402	$(59,412)
Cash provided by (used in) continuing investing activities	377	(5,618)	(1,073)	(26,577)
Cash used in continuing financing activities	(38,106)	(648,339)	(39,166)	(671,073)
Cash (used in) provided by discontinued operations	(26,010)	(11,351)	(29,830)	583,447
Effect of foreign exchange rate changes on cash and cash equivalents	3,844	6,908	5,757	8,989
Net decrease in cash and cash equivalents during the period	$(44,040)	$(736,957)	$(58,910)	$(164,626)

Continuing operating activities
Cash provided by our operating activities for the three months ended Q2 2011 was $15.9 million compared to cash used in continuing operating activities of $78.6 million for the same period in fiscal 2010. We earned income from continuing operations of $6.8 million for Q2 2011, which includes a non-cash change in the fair value of embedded derivative assets of $0.7 million. In Q2 2011, our inventories increased by $6.9 million primarily driven by the timing of our receipt of Co-60, our accounts receivable decreased $4.5 million due to the timing of sales, and our accounts payable decreased $6.8 million due mainly to the payment in Q2 2011 of dividends accrued at Q1 2011. In Q2 2011, we also received $1.3 million in cash dividends from our equity investment in Lumira Capital Corp.

Cash provided by our operating activities for the six months ended Q2 2011 was $5.4 million compared to $59.4 million of cash used in the same period in fiscal 2010. We earned income from continuing operations of $32.3 million for the six months ended Q2 2011, which includes a non-cash change in the fair value of embedded derivative assets of $19.3 million. During the six months ended Q2 2011, our accounts payable and accrued liabilities decreased by $20.9 million primarily due to $12.2 million for final post-closing settlements payouts relating to the sales of MDS Analytical Technologies and MDS Pharma Services Early Stage businesses. During the six months ended Q2 2011, our inventories increased by $15.0 million as noted above. In Q1 2011, we also paid out $6.5 million for fiscal 2010 annual incentive payments.

Continuing investing activities
We provided cash of $0.4 million in investing activities for the three months ended Q2 2011 compared with $5.6 million of cash used in the same period in fiscal 2010. Our activities in Q2 2011 include capital asset additions of $0.8 million and an increase in restricted cash of $0.5 million related to cash held as collateral to secure letters of credit. These cash decreases were largely offset by $1.7 million cash sale proceeds for our available for sale investment. Our activities in Q2 2010 consisted of $3.7 million increase in restricted cash and $2.1 million for capital asset additions.

We used cash of $1.1 million in investing activities for the six months ended Q2 2011 compared with $26.6 million of cash we used in the same period in fiscal 2010. During the six months ended Q2 2011, we had capital asset additions of $1.7 million and an increase in restricted cash of $1.0 million. These cash outflows were offset by $1.7 million cash sale proceeds for our available for sale investment. During the six months ended Q2 2010, restricted cash increased by $22.8 million mainly as a result of the cancellation of the credit facility we had in place. We also purchased capital assets of $3.9 million.

Continuing financing activities
We used cash of $38.1 million for financing activities for the three months ended Q2 2011 compared with $648.3 million we used in for the same period in fiscal 2010. In Q2 2011, we repurchased Common shares for $31.7 million through the NCIB initiated in January 2011. We also paid $6.4 million of cash dividends declared in January 2011. In Q2 2010, we completed the substantial issuer bid for a total cost of $450.0 million and repaid a $198.7 million of the outstanding principal for our senior unsecured notes.

We used cash of $39.2 million for financing activities for the six months ended Q2 2011 compared with $671.1 million we used in the same period in fiscal 2010. During the six months ended Q2 2011, we repurchased Common shares for $32.7 million and paid $6.4 million of cash dividends as stated above. During the six months ended Q2 2010, we completed the substantial issuer bid for a total cost of $450.0 million and repaid a $221.4 million of the outstanding principal for our senior unsecured notes and certain capital lease obligations.

Discontinued operations activities
For the three and six months ended Q2 2011, we used cash of $26.0 million and $29.8 million, respectively. Our discontinued operation activities were primarily driven by an $18.5 million capital infusion relating to our divestiture of MDS Nordion S.A. in Belgium as well as its $4.6 million operating loss incurred prior to the completion of the sale. These cash outflows were offset by $1.4 million of cash proceeds from the sale of our MDS Pharma Services building in Phoenix, Arizona.
The cash of $583.4 million provided by discontinued operations during the six months ended Q2 2010 was primarily due to the net proceeds received for the sale of the MDS Analytical Technologies.

Summary of the three months ended Q2 2011 cash flow activities

Our operations, and other operating working capital changes, contributed a positive net cash inflow of $9.6 million in Q2 2011.

Other primary cash inflows in Q2 2011, excluding those associated with our product revenues included:
•	$3.5 million of payments from AECL related to a note receivable;
•	$3.9 million of net tax refunds;
•	$1.7 million of cash proceeds from the sale of our available for sale investment; and
•	$1.3 million cash dividends from our equity investment.

With these cash inflows, and our cash on hand, we used cash in the following activities in Q2 2011:
•	$31.7 million in share buyback under NCIB;
•	$20.9 million related to divestiture of MDS Nordion S.A.;
•	$6.4 million cash dividends paid;
•	$3.8 million pension plan contributions; and
•	$0.8 million capital asset additions.

Liquidity
(thousands of U.S. dollars)	April 30 2011	October 31 2010	Change
Cash and cash equivalents	$63,892	$122,802	48%
Current ratio(a)	2.6	2.3	13%
(a)  Excludes current assets and current liabilities related to discontinued operations.

Our cash and cash equivalents of $63.9 million as of April 30, 2011 was $58.9 million lower than the $122.8 million we had as of October 31, 2010. As we discussed in the Cash flows section above, the decrease was primarily due to our $32.7 million share buyback under the NCIB, $20.9 million related to our divestiture of MDS Nordion S.A., $12.2 million paid for final post-closing settlements payouts relating to our sales of MDS Analytical Technologies and MDS Pharma Services Early Stage businesses, $6.4 million of cash dividends paid, as well as the $6.5 million we paid for fiscal 2010 annual incentive payments. The decrease in cash and cash equivalents was partially offset by $6.8 million of cash received on the AECL note receivable, $5.3 million net tax refunds, $1.7 million of cash proceeds from the sale of our available for sale investment, $1.4 million of cash proceeds received for the sale of our MDS Pharma Services building in Phoenix, Arizona, $1.3 million cash dividends from our equity investment, and the $1.8 million of TSA receivables collected from certain buyers of our divested businesses.

Our current ratio as of April 30, 2011, was 2.6 compared with 2.3 as of October 31, 2010.  The change is mainly due to the increase in inventories and embedded derivative assets as discussed in previous sections.

As of April 30, 2011, we had credit facilities in place, expressly for letters of credit and letters of guarantee. Under the terms of the facilities, cash for the full amount of the outstanding letters of credit and letters of guarantee must held in account as security, which represents restricted cash and is not available for operations. As of April 30, 2011, our restricted cash of $33.5 million (October 31, 2010 - $32.4 million) included $19.8 million of cash collateral for our outstanding letters of credit, $5.0 million of cash proceeds held in escrow related to the sale of MDS Pharma Services Phase II-IV, and $8.7 million of funds for insurance liabilities.

New credit facility
On June 6, 2011, we entered into a $75.0 million senior revolving three year committed credit facility with The Toronto-Dominion Bank (TD) and a select group of other financial institutions. Each material-operating subsidiary of Nordion will jointly and severally guarantee the obligations of the borrower to the lenders. The loan agreement also includes customary positive, negative and financial covenants as well as some conditions. The bank will be granted a floating and fixed charges over the assets of the borrower and guarantors including, but not limited to, accounts receivable, inventory and real property.

Under the new credit facility, we will be able to borrow Canadian dollar and US dollars by the way of Canadian dollar prime rate loans, US dollar base rate loans, US dollar Libor loans, the issuance of Canadian dollar banker’s acceptances and letters of credit in Canadian and US dollars. Letters of credit shall not exceed $50.0 million and the TD will make available a swingline in the amount of $7.5 million. The credit facility shall be payable in full on the day falling three years after the closing date; provided that the term of the credit facility may be extended on mutual agreement of the lenders for successive subsequent periods of one year.

In conjunction with entering into our new credit facility, we will no longer have our cash held in account as security, which is not currently available for operations. The new credit facility is primarily for general corporate purposes.

Pension
For funding purposes, we are required by regulation to update our actuarial valuation of our major defined benefit pension plan as of January 1, 2011. We expect our update to be complete in June 2011 and currently expect annual funding requirements of approximately $8 million in each of the next five years will be required in order to reduce the projected solvency deficit. The deficit has arisen due to falling real interest rates where the pension liabilities increased more than the increase in the value of pension assets. The actual funding requirements over the five-year period will be dependent on subsequent annual actuarial valuations. These amounts are estimates, which may change with actual investment performance, changes in interest rates, any pertinent changes in government regulations, and any voluntary contributions. We may be able to issue a letter of credit to meet the above funding requirements.

In addition, we retained a defined benefit pension plan associated with MDS Pharma Services Early Stage. The current estimated under-funded status based on the latest actuarial valuation completed is approximately $3 million.

Future liquidity requirements
We believe that cash on hand, cash flows generated from operations, and new borrowings if needed, will be sufficient to meet the anticipated requirements for operations, capital expenditures, R&D expenditures including trials for TheraSphere®, pension funding, retained obligations from the sold businesses, litigation costs including the MAPLE arbitration, contingent liabilities including FDA settlements, and restructuring costs. The FDA liability and restructuring reserves are $8.4 million and $9.0 million, respectively, as of April 30, 2011. At this time, we do not anticipate any issues in collecting amounts owed to us with respect to the notes receivable from AECL.

Contractual obligations
Subsequent to the sale of Early Stage, we have retained litigation claims and other costs associated with the U.S. FDA’s review of our discontinued bioanalytical operations and certain other contingent liabilities in Montreal, Canada. We have also retained certain liabilities related to pre-closing matters, a defined benefit pension plan for U.S. employees, and lease obligations for our Montreal, Canada facility, as well as two office locations in King of Prussia, Pennsylvania, and Bothell, Washington.  We have estimated the cost of future lease payments, net of expected sublease revenue, where applicable, to be approximately $3.6 million. Under certain circumstances, we may be required to assume additional liabilities that could result in future cash payments.

Indemnities and guarantees
In connection with our various divestitures, we agreed to indemnify buyers for actual future damage suffered by the buyers related to breaches, by us, of representations and warranties contained in the purchase agreements. In addition, we have retained certain existing and potential liabilities arising in connection with such operations related to periods prior to the closings. To mitigate our exposure to certain of these potential liabilities, we maintain errors and omissions insurance and other insurance. We are not able to make a reasonable estimate of the maximum potential amount that we could be required to pay under these indemnities. We have not made any significant payments under these types of indemnity obligations in the past; however, we have had early discussions with buyers related to certain indemnities provided.

Arbitration with Life Technologies Corporations
As part of the sale of MDS Analytical Technologies, our joint venture partnership with Applied Biosystems, a division of Life Technologies Corporations (Life), was dissolved. A disagreement has arisen between the former partners (Nordion and Life) as to the appropriate treatment of certain inventory sold by the partnership to Applied Biosystems prior to the dissolution of the joint venture partnership. The overall financial impact to us could be approximately $10 million. We have filed a Statement of Defence and intend to vigorously defend this action. We have not accrued a provision related to this disagreement as of April 30, 2011. The arbitration hearing of this matter commenced during Q3 2011. We expect that the process to settle this dispute will conclude in later half of fiscal 2011.

Capitalization
Our long-term debt of $47.0 million as of April 30, 2011, is primarily a non-interest-bearing Canadian government loan maturing in 2015, which we have fully secured with a long-term financial instrument that we have included in “Other long-term assets” in our consolidated statements of financial position.

Our shareholders’ equity as of April 30, 2011, was $334.6 million compared with $337.6 million as of October 31, 2010. During the six months ended Q2 2011, we repurchased 2,838,554 of our Common shares for an aggregate purchase price of $32.7 million.

Off-balance sheet arrangements
We do not have any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital expenditures or capital resources that are material to investors other than operating leases and derivative instruments.

Derivative instruments
As of April 30, 2011, we held no derivatives designated as fair value, cash flow or net investment hedges.

As of April 30, 2011, we identified certain embedded derivative assets with a fair value of $28.1 million (October 31, 2010 - $10.5 million) and embedded derivative liabilities with a fair value of $0.3 million (October 31, 2010 - $2.0 million), which have a total notional amount of over $300 million (October 31, 2010 - $700 million). During the three and six months ended Q2 2011, we recorded $0.7 million and $19.3 million gain for the change in the fair value of the embedded derivatives, respectively, compared to $1.6 million and $3.3 million gain for the same periods in fiscal 2010.

Litigation

MAPLE
We are involved in an arbitration related to the MAPLE Facilities and an associated lawsuit with AECL and the Government of Canada. AECL and the Government of Canada unilaterally announced in fiscal 2008 their intention to discontinue the development work on the MAPLE Facilities. At the same time, AECL and the Government of Canada also publicly announced that they would continue to supply medical isotopes from the current NRU reactor, and would pursue a license extension of the NRU reactor operations past its current expiry date of October 31, 2011. On July 8, 2008, we served AECL with a notice of arbitration proceedings seeking an order to compel AECL to fulfill its contractual obligations under an agreement entered into with AECL in February 2006 (the 2006 Agreement) to complete the MAPLE Facilities and, in the alternative and in addition to such order, seeking significant monetary damages. In the lawsuit, we are claiming $1.7 billion (C$1.6 billion) in damages from AECL and the Government of Canada. Our current emphasis is on arbitration proceedings which continue broadly along the planned schedule. Due to changes in scheduling, we now expect hearings for the arbitration to extend into the second half of calendar year 2011 and we expect a decision from the panel thereafter. Under the arbitration provisions, the parties have limited appeal rights as to matters of law. In addition to the legal proceedings initiated by us against AECL and the Government of Canada, we are currently exploring supply alternatives to mitigate the lack of supply from AECL, for both the long-term supply of reactor-based medical isotopes and isotopes produced by other modalities. We have also urged the Government of Canada and AECL to consult with international experts and obtain their assistance toward activating the MAPLE Facilities project.

Bioequivalence studies
During fiscal 2009, we were served with a Complaint related to repeat study costs and mitigation costs of $10 million and lost profits of $70 million. This action relates to certain bioequivalence studies carried out by our former MDS Pharma Services business unit at our Montreal, Canada facility from January 1, 2000, to December 31, 2004. We maintain reserves in respect of repeat study costs as well as errors and omissions insurance. We have assessed this claim and have accrued amounts related to the direct costs associated with the repeat study costs in our FDA provision.  We have not made a specific provision related to the claim for lost profit, other than insurance deductible liabilities. We have filed an Answer and intend to vigorously defend this action.

During fiscal 2009, we were served with a Statement of Claim related to repeat study and mitigation costs of $5.3 million (C$5 million) and loss of profit of $31.7 million (C$30 million). This action relates to certain bioequivalence studies carried out by our former MDS Pharma Services business unit at our Montreal, Canada facility from January 1, 2000, to December 31, 2004. We maintain reserves in respect of repeat study costs as well as errors and omissions insurance. We have assessed this claim and have accrued amounts related to the direct costs associated with the repeat study costs in our FDA provision.  We have not made a specific provision related to the claim for lost profit, other than insurance deductible liabilities. We have filed a Statement of Defence and intend to vigorously defend this action.

Strategy and outlook
Our business strategy is to maximize the value of our core business, to drive commercial excellence through optimizing, leveraging and building on our product lines and capabilities, and to cultivate sustainable growth through disciplined investment.

Business outlook

Medical Isotopes
We continue to work with our existing customers and potential new customers to secure additional sales of medical isotopes and increase our global market share of Mo-99. Absent new contractual commitments, we expect Q4 2011 revenues and segment earnings from medical isotopes to be similar to Q2 2011.

Because of the planned NRU maintenance and inspection shutdown, expected by the AECL to be approximately five weeks (33 days) from May 16, 2011, we anticipate Medical Isotopes revenues and segment earnings in Q3 2011 to be significantly below our Q2 2011 Medical Isotopes results. If the NRU reactor restarts as planned on June 17, 2011, we expect Mo-99 supply to be available for customers beginning the week of June 20, 2011.

Securing reliable long-term supply of medical isotopes remains a priority for us. We continue to pursue the arbitration proceeding to compel AECL to complete the MAPLE reactors as discussed in the “Litigation” section of this MD&A.

Targeted Therapies
Our TheraSphere® revenue grew by 47% in Q2 2011 compared with Q2 2010, due to continued increasing adoption in North America and Europe as a result of the product’s efficacy, and reimbursement and insurance coverage. In fiscal 2011, we expect to continue to invest to increase acceptance in existing markets, as well as enter into new markets globally. Due to growth in the first half of 2011 and current trends, we now expect TheraSphere® growth in 2011 to be at, or above, the 40% growth we achieved last year.

To support the global growth of TheraSphere, we are embarking upon Phase III clinical trials for primary and secondary liver cancer. In Q2 2011, we received FDA approval for our clinical trial applications for both primary liver cancer and secondary liver cancer. These trials, with start-up activities planned for Q3 2011, will be significantly larger than any of the clinical trial activities that we have completed to date and will result in a significant increase in our level of R&D investment.  We have designed these trials to provide the data to support a submission to the FDA for the product to be sold in the U.S. with full approval.  TheraSphere® is currently authorized by the FDA for use in the U.S. under a humanitarian device exemption as a radiation treatment for primary liver cancer or hepatocellular carcinoma.

We expect the financial performance of our Targeted Therapies segment to continue to be impacted by an interruption in the manufacturing of CardioGen-82TM generators, a Bracco Diagnostics Inc. product. Due to a manufacturing process change relating to component modifications with a third party supplier, we have not manufactured generators since early Q2 2011. We are working with Bracco to resolve the issue as soon as possible and resume manufacturing activities. Currently, we expect this issue to impact our ability to manufacture CardioGen-82TM in Q3 2011 and possibly until Q4 2011. We expect to continue to partially mitigate the financial impact of this issue through the sale of bulk Sr-82 as discussed in “Recent business and corporate developments” and “Sequential Financial Analysis” sections of this MD&A.

Sterilization Technologies
As with previous years, the timing of quarterly revenues for Sterilization Technologies can vary due to the timing of receipt of Co-60 from our suppliers as well as the timing of shipments of Co-60 and production irradiators to our customers.

In Q3 2011 and Q4 2011, we expect Co-60 shipments to be higher than Q2 2011 and continue to expect Co-60 volume for fiscal 2011 to be approximately equal with those in fiscal 2010. We are currently building a production irradiator that is scheduled to be shipped late in Q4 2011.

Financial outlook

Deferred tax assets and liabilities
As of Q2 2011, we reported $80.4 million of net deferred tax assets comprised of R&D tax credits and other tax carryovers arising from our Canadian operations. Our deferred tax assets have decreased by $5.5 million during Q2 2011 as a result of Investment Tax Credits being utilized against current taxes payable and by the increase in our future tax liability arising from the change in fair value of embedded derivatives. This decrease was offset by the refreshing of investment tax credits arising from the carryback of non-capital losses to prior years. These tax assets are available to reduce our cash income taxes in the future.  The recognition of these assets is based on our earnings outlook and our view that we can utilize these tax assets in the foreseeable future.  If those future profitability expectations significantly decline, we will be required to write-off some portion, if not all, of these deferred tax assets.

Cash outlook
We ended Q2 2011 with $63.9 million in cash and cash equivalents, $33.5 million of restricted cash, a note receivable from AECL with a carrying value of $19.4 million, and essentially no debt.  Our outstanding debt of $47.0 million primarily consists of a $46.8 million loan from the Government of Canada, which is fully defeased by a funded financial instrument issued by a major Canadian bank.  In fiscal 2011, we continue to expect to generate positive cash flow from operations primarily as a result of increased profitability.  We do not expect to pay significant cash taxes or interest expense in fiscal 2011 and our capital expenditure levels are currently expected to be below $10 million, which is approximately our average spend over the past three years.

Subsequent to Q2 2011, we established a $75.0 million, three-year credit facility. Under the terms of this new credit facility, we expect that $19.8 million of cash used as collateral will become available for operations.

Our activities associated with our strategic repositioning are largely complete. $5.0 million of our restricted cash relates to an escrow amount associated with the Phase II-IV business we sold, which we expect to be released in fiscal 2011. We also currently have accounts receivable due to us from buyers of $3.7 million. Offsetting these amounts are estimated remaining restructuring outflows of $5.7 million within fiscal 2011.

Based on preliminary estimates for our defined benefit pension plan and our plan for future decommissioning of our Ottawa, Canada facilities required by the Canadian Nuclear Safety Commission, we may be required to issue letters of credit or make funding payments related to these obligations.  We currently expect that we may have approximately an $8 million funding requirement in each of the next five years for our pension plan that we may fund in cash or by issuing a letter of credit.  A letter of credit is generally required for the estimated future decommissioning costs and our estimate of the future costs has increased by approximately $16 million to approximately $31 million from our previous submission. We have recorded the present value of the $31 million estimated future decommissioning costs in our current financial statements.

We have received the required regulatory approvals to allow us to purchase up to approximately 8% of our 67.2 million outstanding shares as at January 12, 2011. To date, under the NCIB we announced in January 2011, we have repurchased 2.8 million shares, which represent 50% of regulatory approved shares, with an aggregate value of $32.7 million. We expect to resume repurchases in Q3 2011 and to continue to repurchase shares during the year, however, we continue to monitor and assess our cash requirements, liquidity and access to capital in determining the final amount we repurchase. Our first quarterly dividend of $0.10 per Common share for a total $6.4 million was paid on April 1, 2011. On May 27, 2011, our Board of Directors also declared a quarterly dividend of $0.10 per Common share to be paid on July 5, 2011

Accounting and control matters
Recent accounting pronouncements

On April 16, 2010, the FASB issued ASU No. 2010-13, “Stock Compensation (Topic 718), Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades” (ASU 2010-13), which clarifies that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades must not be considered to contain a market, performance or service condition. An entity should not classify such an award as a liability if it otherwise qualifies for classification in equity. ASU 2010-13 is effective for fiscal years beginning on or after December 15, 2010 and for interim periods within those fiscal years and is to be applied prospectively. We plan to adopt ASU 2010-13 on November 1, 2011 and do not expect it to have a significant impact on our consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements” (ASU 2010-06), which provides amendments that clarify existing disclosures and requires new disclosures related to fair value measurements. In particular, ASU 2010-06 requires more disaggregated information on each class of assets and liabilities and further disclosures on transfers between levels 1 and 2 and activity in level 3 fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about activity in level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. We plan to adopt ASU 2010-16 on November 1, 2011 and do not expect it to have a significant impact on our consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (a consensus of the FASB Emerging Issues Task Force)” (ASU 2010-28). ASU 2010-28 addresses how companies should test for goodwill impairment when the book value of a reporting entity is zero or negative. For reporting units with zero or negative carrying amounts, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. ASU 2010-28 is effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. We plan to adopt ASU 2010-28 on November 1, 2011 and do not expect it to have a significant impact on our consolidated financial statements.

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.  We, including the CEO and CFO, have evaluated the effectiveness of our disclosure controls and procedures as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators.  Based on that evaluation, we, including the CEO and CFO, have concluded that, as a result of the material weakness described below in our report on internal control over financial reporting, disclosure controls and procedures were not effective as of April 30, 2011.

Internal control over financial reporting

As a result of our internal control assessment during the preparation of our 2010 annual consolidated financial statements, we concluded that we had not maintained effective controls over financial reporting related to our accounting for income taxes for historical transactions.  Specifically, we did not complete a process of evaluating our accounting and reporting of our income tax accounts based on the complex transactions of prior years, particularly considering the reduced size and scope of our Company which has resulted in a significantly reduced level of materiality.

During Q2 2011, we have continued to monitor our accounting and reporting for our income tax accounts related to the complex transactions of prior years.  We have identified those issues on which we need to focus our remediation efforts and are progressing on the resolution of these issues in accordance with our plan.  We intend to continue our efforts to strengthen and enhance our disclosure controls and procedures and internal control over this identified area of deficiency until the material weakness is fully remediated.

Caution regarding forward-looking statements
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including under applicable Canadian securities laws and the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. This document contains forward-looking statements including the strategy of the continuing businesses, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “could”, “should”, “would”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “project”, “expect”, “intend”, “indicate”, “forecast”, “objective”, “optimistic”, and words and expressions of similar import, are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: management of operational risks; our ability to secure a reliable supply of raw materials, particularly cobalt and critical medical isotopes; the effects of competition in the markets in which we operate; our ability to manage long-term supply commitments; our reliance on one customer for the majority of our sales of medical isotopes; our ability to maintain regulatory approval for the manufacturing, distribution and sale of our products; the strength of the global economy, in particular the economies of Canada, the U.S., the European Union, Asia, and the other countries in which we conduct business; the stability of global equity markets; assets and liabilities that we retained from the businesses sold; obligations retained and projected adjustments thereto; successful implementation of structural changes, including restructuring plans; our ability to complete other strategic transactions and to execute them successfully; our ability to negotiate future credit agreements, which may or may not be on terms favorable to us; the impact of the movement of the U.S. dollar relative to other currencies, particularly the Canadian dollar and the Euro; changes in interest rates in Canada, the U.S., and elsewhere; the timing and technological advancement of new products introduced by us or by our competitors; our ability to manage our research and development; the impact of changes in laws, trade policies and regulations including health care reform, and enforcement thereof; regulatory actions; judicial judgments and legal proceedings, including legal proceedings described in this document; our ability to maintain adequate insurance; our ability to successfully realign our organization, resources and processes; our ability to retain key personnel; our ability to have continued and uninterrupted performance of our information technology and financial systems; our ability to compete effectively; the risk of environmental liabilities; new accounting standards that impact the policies we use to report our financial condition and results of operations; uncertainties associated with critical accounting assumptions and estimates; the possible impact on our businesses from third-party special interest groups; our ability to negotiate and maintain collective-bargaining agreements for certain of our employees; natural disasters; public-health emergencies and pandemics; international conflicts and other developments including those relating to terrorism; other risk factors described in our AIF; and our success in anticipating and managing these risks.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf, except as required by law.